Exhibit 99.1

News Release

BROOKFIELD RESIDENTIAL ANNOUNCES STRATEGIC INITIATIVES

Calgary, Alberta, December 4, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential” or “the Company”), today announced two key strategic initiatives: the acquisition of Playa Capital Company LLC (“PCC”), which includes approximately 2,250 units on more than 65 acres of land at Playa Vista (“Playa Vista”) located in California, and the formation of a strategic partnership with a large U.S. pension fund to develop land in Alberta.

Brookfield Residential, a North American leader in land development and homebuilding, is purchasing PCC, which comprises the remaining residential units in Playa Vista, along with other ancillary assets and the assumption of infrastructure liabilities pursuant to the Master Plan as well as certain additional ongoing obligations.  The Company has entered into contracts to sell three apartment sites totaling approximately 1,500 units and 195 for-sale residential lots.  The transactions are subject to the satisfaction of customary closing conditions.

Playa Vista is in a highly desirable Los Angeles community located close to the ocean, job markets, and schools and also hosts an array of amenities.  Brookfield Residential will be developing the second and final phase of this live-work-play community that will include mixed-use residential units, an office campus, a shopping center and parks located between the Westchester Bluffs and Marina del Rey.

Adrian Foley, Chief Operating Officer for Brookfield Residential (California) said, “we are excited to have the opportunity to lead the effort to complete the Playa Vista community, one of the most important and innovative mixed-use communities in the country.  We look forward to bringing an array of high quality housing options, which will enhance the experience for everyone who lives, works and visits the beautiful Playa Vista community.”

In Alberta, Brookfield Residential is pleased to announce a partnership with the California State Teachers’ Retirement System (“CalSTRS”) to develop the Bearspaw lands which includes over 2,500 lots in the highly desirable northwest quadrant of Calgary.  “This is an excellent opportunity for us to work with a premier partner and free up capital to explore future opportunities,” said Trent Edwards, Chief Operating Officer for Brookfield Residential (Alberta).  The transaction is subject to the satisfaction of customary closing conditions.

“The opportunities to finalize the development of Playa Vista, one of the last coastal master-planned communities in California and to expand our relationship with CalSTRS to develop the Bearspaw lands in Alberta are very exciting initiatives for Brookfield Residential.  Both projects enhance our market position in the respective markets as a leading land developer and homebuilder,” commented Alan Norris, President and CEO.  “Playa Vista is in a prime location and we can begin development on the majority of the assets almost immediately. Working with CalSTRS on the land transaction in Alberta demonstrates our ability, desire and willingness to work with partners who share our vision.  The transactions, which we were able to achieve on a relatively capital neutral basis, further our strategic focus of developing land and building homes in premier regions across North America.”

ADDITIONAL INFORMATION
Further information on the Company’s strategy, operations, financial results and outlook is available on the Company’s website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is land developer and homebuilder, active in ten principal markets with the fifth largest residential platform by land and housing assets with over 100,000 lots controlled.  We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com
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Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company,  the timing of closing for the purchase of the Playa Vista asset, timing of development and expected number of lots in the Playa Vista and Bearspaw assets, the expected closing of the transactions related to the Playa Vista and Bearspaw assets,  the housing options and the residential, commercial and recreational attributes of the Playa Vista community, expected strength of the housing market in California and Alberta,  and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; cancellation of existing agreements of sale; a major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.